Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

Jersey, Channel Islands, 17 March 2017

DIRECTORS’ ACQUISITION OF SHARES

Randgold Resources Limited announces the following acquisition of shares in the Company, as required under Article 19 of the EU Market Abuse Regulation:

Mark Bristow, a director of the Company, acquired 12 946 ordinary shares of the Company on 16 March 2017.

Graham Shuttleworth, a director of the Company, acquired 4 055 ordinary shares of the Company on 16 March 2017.

The above shares were acquired by Mark Bristow and Graham Shuttleworth in line with the Randgold Resources Annual Bonus Plan which requires them to invest one third of their 2016 annual bonus in shares of the Company for a period of three years. The shares were issued in to a nominee account at a price of $84.19, being the closing share price on the date before the executives were invited to acquire shares to satisfy the minimum requirement described above.

VESTING, AND GRANT OF AWARDS TO MARK BRISTOW AND GRAHAM SHUTTLEWORTH UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

Following Mark Bristow and Graham Shuttleworth, both directors of the Company, each electing to “lock-up” the maximum permissible number of ordinary shares in the Company for a period of 3 years (being 51 602 Shares and 10 095 Shares respectively) under the Randgold Resources Limited Co-investment Plan, they became eligible for the grant of "matching" awards under the plan. Consequently, an award under the plan of 51 602 ordinary shares was granted to Mark Bristow and an award of 10 095 ordinary shares was granted to Graham Shuttleworth, on 17 March 2017. The awards granted to both Mark Bristow and Graham Shuttleworth may vest, in full or in part, after the expiry of the performance period on 31 December 2019, to the extent that the performance conditions as specified by the plan are met. A one year post-vesting holding requirement applies to 100 per cent. of the vested shares.

The Company also announces that 17 162 ordinary shares in the Company were issued and allotted by the Company to Mark Bristow, a director of the Company, and 4 475 ordinary shares in the Company were issued and allotted by the Company to Graham Shuttleworth, a director of the Company, at their nominal value ($0.05) in satisfaction of the partial vesting of awards granted on 21 March 2014 under the Randgold Resources Limited Co-investment Plan.

The Randgold Resources Limited Co-investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

Under the Randgold Resources Restricted Share Scheme, an award over 41 281 ordinary shares was granted to Mark Bristow a director of the Company, and an award over 8 076 ordinary shares was granted to Graham Shuttleworth a director of the Company, on 17 March 2017. The awards granted to both Mark Bristow and Graham Shuttleworth may vest, in full or in part, subject to the achievement of operational and financial performance targets, chosen on the basis they are among the Company's key performance indicators and drive shareholder value, over a four year performance period ending 31 December 2020. A one year post-vesting holding requirement applies to 100 per cent. of the vested shares.

The Company also announces that the third tranche of the awards granted on 16 March 2012 and the second tranche of the awards granted on 18 March 2013 to Mark Bristow and to Graham Shuttleworth, each directors of the Company, under the Randgold Resources Restricted Share Scheme have not vested in respect of any ordinary shares and have lapsed, the applicable performance conditions having not been satisfied at the expiry of the relevant performance periods on 31 December 2016.

The Randgold Resources Restricted Share Scheme, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of agreed operational and financial targets.

DIRECTORS’ INTERESTS IN SHARES

Following the vestings and acquisitions of shares by the directors:

(a)	Mark Bristow’s shareholding in the Company is now 818 642 ordinary shares or 0.87% of the current issued share capital of the Company; and
(b)	Graham Shuttleworth’s shareholding in the Company is now 92 408 ordinary shares or 0.10% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com